Mail Stop 4561

April 4, 2008

Michael R. Hough
Chairman and Chief Executive Officer
Hatteras Financial Corp.
3288 Robinhood Road, Suite 100
Winston Salem, North Carolina 27106

> **Re:** **Hatteras Financial Corp.**
> **Registration Statement on Form S-11/A1**
> **Filed March 25, 2008**
> **File No. 333-149314**

Dear Mr. Hough:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 37

1.   We note your response to comment one. In light of the different characteristics of each type of hybrid ARM, please disclose to the extent possible the relative percentage of proceeds you expect to invest in each type of hybrid ARMs.

Management's Discussion and Analysis…, page 45

2.   Please discuss the relationship of your overall leverage, credit spreads, "haircuts" and margin call provisions and their potential to impact your business operations. Please include a discussion of the discretion your repurchase agreement lenders have to determine the market value of the collateral.

Liquidity and Capital Resources, page 53

3.   We note your response to comment 8. Please revise your disclosure to include specific trigger levels in your repurchase agreements.

Tax Opinion

4.   Please direct counsel to remove the reference to "only" in the first sentence of the last paragraph of the tax opinion. Investors must be permitted to rely on the opinion.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Accountant, at 202-551-3439 or Linda Van Doorn, Senior Assistant Chief Accountant, at 202-5513498 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at 202-551-3473 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Jeffrey M. Sullivan (*via facsimile*)